Mail Stop 3561
      							April 28, 2006

Mr. Steve Odland
Chairman and Chief Executive Officer
Office Depot, Inc.
2200 Old Germantown Road
Delray Beach, FL  33445

	Re:	Office Depot, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2005
		Filed February 15, 2006
		File Number 1-10948


Dear Mr. Odland:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ending December 31, 2005

Consolidated Financial Statements, page 39

Note B - Asset Impairments, Exit Costs and Other Charges, page 47

1. We note your disclosure that an additional $14.8 million for the
North American Business Solutions Division and $84.4 million for the
International Division to complete the closing projects is expected to be recognized in future periods. Please provide us with more details of the nature of these costs and a discussion of how you concluded that these costs should not have been recorded as part of the restructuring plan in 2005. Additionally, tell us more about your supply chain network optimization and how you are treating the facilities that you expect to close, i.e. are these currently recorded as assets held for sale and if they been written down to their net book value.

2. Please tell us and disclose in future filings the expected costs savings will result from the implementation of the 2005 plan in future periods in your MD&A

3. Please tell us how you determined that you did not have any discontinued operations as a result of the 2005 Charges. In this regard, we note that the Toys "R" Us store locations and the Tech
Depot subsidiary appear to be independently functioning operations.

Note D - Goodwill and Other Intangible Assets, page 50

4. Using the guidance in paragraphs 30-31 of SFAS 142, tell us how you determined your reporting units for purposes of performing your goodwill impairment test. Additionally, tell us how you have determined the amount of goodwill to be assigned to your separate reporting units.

5. Please tell us and disclose in future filings the types of intangible assets and the amortization period in accordance with paragraph 44 of SFAS 142. For your indefinite-lived intangible assets, please tell us what is included in the $55.4 million and how
you determined that these assets were indefinite-lived.   We may
have
further comment.









Note E - Debt, page 51

6. We note your disclosure that you modified and extended your credit facility, and that definitions in the agreement were modified to exclude certain items from the coverage tests. Please tell us why this was done, and comment on whether you would have been in compliance with these covenants as of September 2005 and December 2005 had these modifications not taken place.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathleen Kerrigan, Staff Accountant, at
(202)
551-3369 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-
3841
with any other questions.

								Sincerely,



								Michael Moran
								Accounting Branch Chief



Mr. Steve Odland
Office Depot, Inc.
April 28, 2006
Page 1